FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Announcement of Material Fact by the registrant's subsidiary Cosan S.A. Indústria e Comércio dated December 1, 2008.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Corporate Taxpayers’ ID: 50.746.577/0001-15
Company Registry: 35.300.177.045
Publicly Held Company

Material Fact

COSAN S.A. INDÚSTRIA E COMÉRCIO (Bovespa: CSAN3), (“Cosan”), pursuant to CVM Instruction 358 of January 3, 2002, announces that on December 1, 2008, the Company concluded the acquisition of Esso Brasileira de Petróleo Ltda. (“Essobrás”) and affiliated companies, which hold the marketing and distribution of fuels and production and marketing of lubes and specialties of ExxonMobil in Brazil. The acquisition was executed through the payment of US$715 million to ExxonMobil International Holdings B.V. in exchange for 100% interests in the companies holding the downstream assets of ExxonMobil in Brazil, as well as the assumption of debt of US$175 million.

Ranking among the four largest fuel distribution companies in Brazil, Essobrás has a distribution network with more than 1,500 stations located in all regions of Brazil, which, combined with industrial clients, register annual sales of more than 5 billion liters of ethanol, gasoline and diesel, 160 million cubic meters of VNG and 127,000 cubic meters of lubricants produced at our plant in Rio de Janeiro, which will continue to offer products under the ESSO and Mobil brands, developed using ExxonMobil’s global technology. This acquisition also includes a Services Center located in Curitiba that operates in accordance with the highest efficiency standards.

Essobrás currently operates through 40 fuel distribution centers in Brazil, which, combined with the 18 distribution centers of the Cosan group, will provide unique logistics efficiency in the Brazilian market.

With this acquisition, Cosan expands its business model to become the first integrated renewable energy company, with operations ranging from sugarcane cultivation to fuel distribution and sales in the retail market. Despite the current global financial crisis, with the conclusion of this acquisition, Cosan confirms its full confidence in the Brazilian economy.

Cosan takes this opportunity to welcome the team at Essobrás and register its esteem for the network of Esso resellers in Brazil, for its new partners and for the general public.

São Paulo, December 1, 2008

Paulo Diniz
Chief Executive Officer
Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	December 2, 2008	By:	/s/ Paulo Sérgio de Oliveira Diniz
			Name:	Paulo Sérgio de Oliveira Diniz
			Title:	Chief Financial Officer and Investors Relations Officer